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                               EXHIBIT (a)(1)(G)

                      JERRY MOYES ANNOUNCES TENDER OFFER
                         FOR ALL OUTSTANDING SHARES OF
                      SIMON TRANSPORTATION SERVICES INC.
                              AT $7.00 PER SHARE

                 FOR IMMEDIATE RELEASE: TUESDAY, MAY 23, 2000

   Phoenix, Az.--Jerry Moyes announced today that he has commenced a tender offer for all outstanding Class A and Class B Common Shares of Simon Transportation Services Inc. (Nasdaq: SIMN) at a price of $7.00 net per share in cash. Total consideration for the transaction is approximately $39 million. The tender offer is not subject to any financing contingencies.

   Mr. Moyes also has filed preliminary consent solicitation materials with the Securities and Exchange Commission for the solicitation of written consents from the stockholders of Simon Transportation. The consent solicitation is intended to facilitate the tender offer and the appointment of Mr. Moyes and his designees as a majority of Simon Transportation's board of directors.

   Mr. Moyes stated: "I attempted for many months to negotiate an agreement with Simon Transportation's board of directors under which I would acquire control of the company. Although we failed to agree on all terms, the Simon board and I shared the view that the stockholders should be able to consider my offer. The board has waived all anti-takeover statutes and furnished me with stockholder information to facilitate the distribution of my offer. The decision is now in the hands of the stockholders."

   The tender offer is conditioned upon, among other things, (i) there being validly tendered prior to the expiration of the tender offer and not withdrawn a number of Class A and Class B Common Shares, which, together with the shares deemed to be beneficially owned by Mr. Moyes and certain persons affiliated with him, will constitute at least a majority of the total voting power of the outstanding shares as of the date the shares are accepted for payment pursuant to the tender offer; (ii) there being validly tendered and not withdrawn at least 450,000 Class B Common Shares deemed to be beneficially owned, directly or indirectly through any trust or otherwise, by Richard D. Simon; (iii) Mr. Moyes and his designees being elected or appointed to fill a majority of the directorships comprising the entire Board of Directors of Simon Transportation; (iv) Simon Transportation giving Mr. Moyes access to perform a due diligence examination of its assets, liabilities, facilities, business operations, personnel, customers, and other matters and Mr. Moyes' satisfaction, in his sole discretion, with the results of such examination;
(v) the continuing effectiveness of Simon Transportation's waiver of all applicable anti-takeover statutes, including, sections 78.411, et seq. and 78.378, et seq. of the Nevada General Corporation Law; and (vi) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder as well as compliance with any other applicable antitrust laws. The tender offer also is conditioned upon certain other conditions that are described in the Offer to Purchase, which is filed as an exhibit to the tender offer statement filed by Mr. Moyes with the Securities and Exchange Commission.

Other Important Information:

   This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any of the shares of Simon Transportation and is not a solicitation of a proxy or written consents. The offer to buy Simon Transportation shares will be made only pursuant to the Offer to Purchase and related materials that Mr. Moyes will send to Simon Transportation stockholders and has filed as an exhibit to the tender offer statement. The tender offer statement contains, and the consent solicitation materials will contain, important information that stockholders should consider before making any decision regarding their shares. You will be

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able to obtain the tender offer statement, as well as other filings containing information about Mr. Moyes and Simon Transportation, without charge, at the Securities and Exchange Commission's Internet site (www.sec.gov). Copies of the tender offer statement and other SEC filings will also be available, without charge, from the Information Agent for the Offer, as identified below:

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.
                               156 Fifth Avenue
                              New York, NY 10010
                         (212) 929-5500 (call collect)
                         Call Toll-Free (800) 322-2885
                           Fax Number (212) 929-0308

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